

March 2, 2021

Christine McCarthy
Senior Executive Vice President and Chief Financial Officer
The Walt Disney Company
500 South Buena Vista Street
Burbank, CA 91521

> **Re: The Walt Disney Company**
> **Form 10-K for Fiscal Year Ended October 3, 2020**
> **Filed November 25, 2020**
> **Form 10-Q for Fiscal Quarter Ended January 2, 2021**
> **Filed February 11, 2021**
> **File No. 001-38842**

Dear Ms. McCarthy:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended January 2, 2021

Other Matters
Accounting Policies and Estimates
Goodwill, Other Intangible Assets, Long-Lived Assets and Investments, page 45

1. In regard to your Disney Parks, Experiences and Products segment, we note the following: (1) over the last three fiscal quarters through January 2, 2021, revenues are significantly less than those of the corresponding prior year quarter and segment operating income is negative in each of those quarters, and (2) disclosures that (i) COVID-19 has most significantly impacted this segment; (ii) certain parks remain closed or are operating at significantly reduced capacity, and cruise ship sailings and guided tours have been suspended; (iii) impacts of COVID-19 on your businesses will continue for an unknown length of time and you expect COVID-19 to adversely impact your financial results at

least through fiscal 2021; and (iv) COVID-19 has adversely impacted your net cash flows, and projected cash flows you use to assess fair value of your businesses and assets for purposes of impairment testing are subject to greater uncertainty than normal because of COVID-19. It appears there is no discussion concerning impairment associated with this segment.

In view of the preceding, please explain to us your analysis of impairment of goodwill, other intangible assets and long-lived assets for this segment pursuant to ASC 350-20-35, 350-30-35 and 360-10-35, as appropriate. In so doing, tell us the reporting units included in this segment and whether any have been aggregated for purposes of goodwill impairment testing. Additionally, explain to us the uncertainty associated with the projected cash flows for the total segment and reporting units therein due to COVID-19 and how this impacted your analysis. If projected cash flows have been adversely impacted, please tell us the extent and the impact on your analysis.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Shapiro at 202-551-3273 or Doug Jones at 202-551-3309 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services